UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province 266400

People’s Republic of China

+86-532-86617117

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Closing of Private Placement

As disclosed on SOS Limited’s (the “Company”) Report on Form 6-K filed with the Securities and Exchange Commission on October 2, 2023, the Company entered into certain securities purchase agreement (the “SPA”) on October 2, 2023 with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell an aggregate of 39,171,620 units (the “Units”), each Unit consisting of one Class A Ordinary Share of the Company, par value $0.005 per share (“Share”) and a warrant to purchase one Share (“Warrant”) with an initial exercise price of $0.57069 per Share, or approximately $5.71 per American depositary share of the Company (“ADS”), at a price of 0.45655 per Unit, or approximately $4.57 per ADS, for an aggregate purchase price of approximately $17.88 million (the “Offering”), subject to various conditions to closing.

On October 17, 2023, the transaction contemplated by the SPA consummated when all the closing conditions of the SPA have been satisfied and the Company issued the Units to the Purchasers pursuant to the SPA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 18, 2023

SOS Limited

By:	/s/ Yandai Wang
Name:	Yandai Wang
Title:	Chief Executive Officer

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